June 6, 2008

Ms. Angela J. Crane
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Crane:

Our answers to your comments in your letter to me dated May 22, 2008 regarding our Form 10-K for the period ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008 are provided after each of your questions in Attachments A and B below.

We understand that all persons who are responsible for the accuracy and adequacy of the disclosure in our filings are to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since JMAR and its management are in possession of all facts relating to JMAR’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have and will make.

JMAR Technologies, Inc. (JMAR) acknowledges that:

•	JMAR is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	JMAR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, you can be assured that corrections to and disclosure of each of your suggested changes and clarifications will be incorporated in all of our future SEC filings.

Please contact me if you have any further questions.

Thank you very much for your help in pointing out these matters to us.

Sincerely,

s/ Edward C. Hall

JMAR Technologies, Inc.
Edward C. Hall
Vice President and Chief Financial Officer

ATTACHMENT A

Form 10-K for the period ended December 31, 2007

Consolidated Statements of Cash Flows, page 31

1. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of indirect method of determining cash flows from operating activities begins with net loss from continued operations rather than net loss as required by SFAS 95, paragraph 28. Please revise in future filings.

Response: We mistitled the first line in the Statement of Cash Flows. It should read “Net Loss”. We will revise future filings.

2. In this regard, please confirm that you present all discontinued operations cash flows by activity as required by paragraph 26 SFAS 95. That is, all cash flows must be reported as either an operating, investing, or financing activity. Please confirm or revise in future filings.

Response: We checked that, indeed, all discontinued cash flows, by activity, were reported.

There were no financing activities for discontinued operations for either 2007 or 2006; therefore no line item.

Notes to Consolidated Financial Statements, page 32

Note 8 Notes Payable and Other Long-term Obligations, page 38

3. We note in connection with the Laurus $750,000 Secured Promissory Note you entered into a registration rights agreement in April 2007. Please describe to us the material terms of the agreement and your accounting. Refer to the guidance in EITF 00-19-2 in your response.

Response: See ATTACHMENT A

4. We also note that you entered into a Securities Purchase Agreement with Laurus in September 2007. Please tell us and revise future filings to disclose how you calculated the beneficial conversion feature related to this agreement. Refer to the guidance in EITF 00-27 AND EITF 98-5.

Response: This is misnamed and is a mistake. There was no beneficial conversion feature since the $7.5 million Term Note is not convertible. There is debt discount associated with the attached 119 million warrants which we have accounted for.
We will correct in future filings.

Certifications

5. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: Noted. We will correct in future filings

Form 10-Q for the Period Ended March 31, 2008

Item 4 Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

 6. We note your disclosure, which statements “based upon the evaluation conducted by management in connection with the audit of the Company’s financial statements for the quarter ended March 31, 2008, we identified material weaknesses in our internal control over financial reporting.” If an audit was performed, please revise to include the audit report. Otherwise, in future filings please revise to exclude this reference.

Response: This was a mistake and we will exclude in future filings.

7. In future filings disclose in greater detail the nature of the material weakness identified in your disclosure. Specifically, revise to disclose the steps that you have taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Response: We will provide disclosure in greater detail in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Response: EDGARized, as requested. We understand.

ATTACHMENT B

August 27, 2007

Memorandum to File

From: Ned Hall

10-Q, June 30, 2007

Re: $750,000 Secured Promissory Note
Evaluation of attached warrants for derivative accounting
under EITF 00-19 and SFAS 133

Conditions Necessary for Equity Classification (excerpts from EITF 00-19).

13.  Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 28 and 29 of EITF 00-19), all of the following conditions must be met for a contract to be classified as equity:

1.	The contract permits the company to settle in unregistered shares.

The warrant agreement specifies that “(1) the registration statement is required to be filed in connection with the shares of common stock issuable to the holder upon exercise of a warrant, the date which is six months after the issuance of such warrant, and (2) the registration statement required to be filed in connection with the shares of common stock issuable to the holder as a result of adjustments to the exercise price made pursuant to section 4 of the warrant or otherwise, 30 days after the occurrence of such event or the date of the adjustment of the exercise price.”

Shares and warrants have not been registered as of June 30, 2007.  Due to the JMAR having to maintain the effectiveness of the registration statement until the earlier of 1) all registrable securities covered by the registration statement have been sold or 2) all registrable securities covered by such registration statement may be sold immediately without registration under Rule 144 of the Securities Act, it has been determined that the Company cannot settle in unregistered shares and therefore derivative accounting is needed.

2.
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

  Yes, JMAR has sufficient authorized shares to issue for the warrants.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The number of warrants in the transaction is fixed.  The agreement with Laurus has a provision for a cashless exercise option, but by the definition of the agreement, there is an explicit cap on the maximum number of shares that could be issued, therefore, there is no derivative related to this point under EITF 00-19.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The provision is that if not registered within 6 months (10-11-2007) of the issuance of the warrant, there are liquidating damages to be paid by JMAR amounting to 1% for each 30 day period on a daily basis of the original principal amount of the Note.

5.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

No such provision

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

No such provision.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

No such provision.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

No such provision.

Below are two simple examples:

(1)   A warrant issued as part of an offering that requires the underlying shares to be registered, until such a time as registration is deemed "effective" may be construed as a liability because registration of the shares is considered outside the control of the Company.

(2)   For a warrant issued with a net-share feature (cash-less exercise) that does not have an explicit cap on the number of shares to be delivered, JMAR will be unable to conclude that it has sufficient available authorized and unissued shares.  Therefore, net-share settlement is not within the control of the Company and the warrant will be construed as a liability under EITF 00-19.

Since the instrument is deemed a liability then we must evaluate it for the proper accounting under SFAS 133.

Proposed accounting at June 30:

This was determined to be a liability which is to be valued at each reporting period as an adjustment to fair value of derivative in the statement of operations.

Therefore we performed the following derivative accounting calculation at June 30:

The outstanding warrants were fair valued on April 13, 2007 at $1,747,481 and the Company, in accordance with SFAS No. 133, revalued the warrants on June 30, 2007. The revaluation indicates that the Company should record a change in fair value of derivative liability of $(683,797) in the consolidated statement of operations.

At June 30, the warrants valuation was calculated under Black Scholes using: risk-free interest rate of 5.03% based on estimated yields of 10-year U.S. Treasury Securities; expected dividend yield of 0 percent; expected life of 10 years; and expected volatility of 92%. This volatility is based on JMAR’s historical stock prices for the past 10 years and is consistent with the expected life of the warrants.